Group Member Tag: Charmenz Guagenti

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*

                             ESCALADE, INCORPORATED
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   296056-10-4
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                                Page 1 of 6 Pages

CUSIP No. 296056-10-4                  13G                     Page 2 of 6 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

     Andrew Guagenti (###-##-####) and Charmenz Guagenti (###-##-####) filing together and as a group, but each disclaiming any rights in the holdings of the other.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) *
                                                                        (b) ____
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    1,072,942
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          -0-
    EACH       -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH            1,072,942
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Andrew Guagenti owns 416,930 shares in his name, in his directed IRA, or as a Trustee. Charmenz Guagenti owns 656,012 shares in her name, in her directed IRA, or as Trustee.
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     None.
--------------------------------------------------------------------------------

CUSIP No. 296056-10-4                  13G                     Page 3 of 6 Pages


--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Andrew Guagenti, individually and as Trustee, owns 3.21% of the common stock of the Issuer and Charmenz Guagenti, individually and as Trustee, owns 5.04% of the common stock of the Issuer. Together they own 8.25% of the common stock of the Issuer.
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 296056-10-4                  13G                     Page 4 of 6 Pages


                                     ITEM 1

(a)  NAME OF ISSUER: Escalade, Incorporated

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     251 Wedcor Avenue
     Wabash, IN 46992

                                     ITEM 2

(a)  NAME OF PERSON FILING: Andrew Guagenti and Charmenz Guagenti

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

     216 Water Street
     Newburgh, IN 47620

(c)  CITIZENSHIP: All reporting persons on this Schedule 13G are American citizens.

(d)  TITLE OF CLASS OF SECURITIES: Common Stock, no par value

(e)  CUSIP NUMBER: 296056-10-4

                                     ITEM 3

     This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b). This statement is filed pursuant to Rule 13d-1(c)[x].

                                     ITEM 4

                                    OWNERSHIP

(a)  AMOUNT BENEFICIALLY OWNED:

     Andrew Guagenti owns 416,930 shares in his name, in his directed IRA, or as Trustee. Charmenz Guagenti owns 656,012 shares in her name, in her directed IRA, or as Trustee.

CUSIP No. 296056-10-4                  13G                     Page 5 of 6 Pages


(b)  PERCENT OF CLASS:

     Andrew Guagenti, individually and as Trustee, owns 3.21% of the common stock of the Issuer and Charmenz Guagenti, individually and as Trustee, owns 5.04% of the common stock of the Issuer. Together they own 8.25% of the common stock of the Issuer.

(c) (i)   SOLE VOTING POWER:        1,072,942

    (ii)  SHARED VOTING POWER:            -0-

    (iii) SOLE DISPOSITIVE POWER:   1,072,942

    (iv)  SHARED DISPOSITIVE POWER:       -0-

                                     ITEM 5

                  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                 Not Applicable

                                     ITEM 6

         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                 Not Applicable

                                     ITEM 7

               IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
              WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
                             PARENT HOLDING COMPANY:

                                 Not Applicable

                                     ITEM 8

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                 Not Applicable

CUSIP No. 296056-10-4                  13G                     Page 6 of 6 Pages


                                     ITEM 9

                         NOTICE OF DISSOLUTION OF GROUP

                                 Not Applicable

                                     ITEM 10

                                  CERTIFICATION

     By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006


                                        /S/ ANDREW GUAGENTI
                                        ----------------------------------------
                                        ANDREW GUAGENTI


                                        /S/ CHARMENZ GUAGENTI
                                        ----------------------------------------
                                        CHARMENZ GUAGENTI